Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3724 rcoyle@chapman.com

June 18, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Ethereum ETF
File No. 333-278308

Dear Ms. Miller and Mr. Niethamer:

This letter responds to your comments regarding amendment no. 1 to the registration statement filed on Form S-1 for the Bitwise Ethereum ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on May 31, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

To the extent that you intend to use a fact sheet, please provide us with a copy for our review. In that regard, we note your disclosure that your Trust Fact Sheet can be found on the Trust’s website, ETHWetf.com. Please confirm whether this website will be operational at effectiveness..

Response to Comment 1

The fact sheet has been attached as Exhibit A hereto. The Sponsor, on behalf of the Trust, confirms that the Trust’s website, ETHWetf.com, will be operational upon the effectiveness of the Registration Statement.

June 18, 2024

Comment 2 – Cover Page

Please revise the cover page to state that the Trust will not participate in the proof-of-stake validation mechanism of the Ethereum network (i.e., the Trust will not “stake” its ether) to earn additional ether or seek other means of generating income from its ether holdings.

Response to Comment 2

Pursuant to the Staff’s comment, the cover page of the prospectus has been revised to include the following disclosure:

Neither the Trust, nor the Sponsor, nor the Ether Custodian (defined below), nor any other person associated with the Trust will, directly or indirectly, engage in action where any portion of the Trust’s ether becomes subject to the Ethereum proof-of-stake validation or is used to earn additional ether or generate income or other earnings.

Comment 3 – Prospectus Summary

We note your disclosure on pages 78-79 regarding the Ether Trading Counterparties. Please revise your Summary disclosure to:

●	Identify any Ether Trading Counterparties with whom the Sponsor has entered into an agreement. Clarify whether and to what extent any of the Ether Trading Counterparties are affiliated with or have any material relationships with any of the Authorized Participants. Alternatively, clarify, if true, that you are not able to identify any particular Ether Trading Counterparties at this time.

●	Disclose, if known, the material terms of any agreement you have entered into, or will enter into, with an Ether Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Ether Trading Counterparty to participate in cash orders for creations or redemptions.

Response to Comment 3

Pursuant to the Staff’s comment, the Prospectus Summary has been revised to include the following disclosure set forth below:

As of June 18, 2024, Cumberland DRW LLC, FalconX (d/b/a Solios, Inc.), Kraken (d/b/a Payward OTC Ltd), JSCT, LLC and Nonco LLC have been approved as Ether Trading Counterparties. JSCT, LLC is an affiliate of Jane Street Capital, LLC, which is an Authorized Participant to the Trust. The Sponsor has entered into contractual agreements with the Ether Trading Counterparties, and these agreements set forth the general parameters under which a transaction in ether will be effectuated, should any transaction with an Ether Trading Counterparty occur. These agreements do not require the Sponsor to utilize any particular Ether Trading Counterparty, and do not create any contractual obligations on the part of any Ether Trading Counterparty to participate in cash orders for creations or redemptions. All transactions between the Sponsor, on behalf of the Trust, and an Ether Trading Counterparty will be done on an arm’s-length basis.

June 18, 2024

Comment 4 – The Trust’s Investment Objective and Strategies

We note your disclosure on page 54 regarding the drawbacks of conducting creations and redemptions for cash rather than in-kind. Please revise your disclosure in this section to:

●	Disclose that the Trust may only conduct cash creations and redemptions and that it would need regulatory approval to commence in-kind creations and redemptions;

●	Clarify that the timing of in-kind regulatory approval is unknown and that there is no guarantee that the Exchange will receive in-kind regulatory approval; and

●	Disclose how you will inform shareholders if the Exchange receives in-kind regulatory approval and if the Sponsor chooses to allow in-kind creations and redemptions.

Response to Comment 4

Pursuant to the Staff’s comment, the following disclosure has been added to the Prospectus Summary as well as in the referenced portion of the section entitled “Risk Factors”:

As of the date of this prospectus, the Trust only creates and redeems Shares in exchange for cash. If the Trust were to create or redeem Shares in exchange for ether, the Trust would first need to seek certain regulatory approvals, including an amendment to Exchange’s listing rules and an amendment to the Trust’s registration statement of which this prospectus forms a part. There can be no guarantee that the Trust will be successful in obtaining such regulatory approvals, and the timing of any such approvals is unknown. If the Trust is successful in obtaining the necessary regulatory approvals to allow for creations and redemptions in-kind, the Trust will notify Shareholders in a prospectus supplement and/or a current report on Form 8-K or in its annual or quarterly reports.

June 18, 2024

Comment 5 – The Trust’s Investment Objective and Strategies

We note your disclosure on page 28 that “[p]ursuant to the Trust Agreement, the Trust has explicitly disclaimed all Incidental Rights and IR Assets” and that “[s]uch assets are not considered assets of the Trust at any point in time and will not be taken into account for purposes of determining the Trust’s NAV and the NAV per Share.” Please provide such disclosure in the Prospectus Summary.

Response to Comment 5

Pursuant to the Staff’s comments, the Prospectus Summary has been revised to include the following disclosure:

The Trust will not benefit from any forks or airdrops occurring on the Ethereum network. A right to receive any such benefit of a fork or airdrop is referred to as an “Incidental Right” and any digital asset acquired through an Incidental Right is known as an “IR Assets.” Pursuant to the Trust Agreement, the Trust has explicitly disclaimed all Incidental Rights and IR Assets. Such assets are not considered assets of the Trust at any point in time and will not be taken into account for purposes of determining the Trust’s NAV and the NAV per Share.

Comment 6 – Risk Factors — Many digital assets, including ether, were only introduced within the past decade

We note your disclosure that “[u]pgrades currently being considered, such as the upcoming “Dencun” upgrade, which is part of the “sharding” roadmap or so-called “Layer 2” solutions, could have effects which are difficult to anticipate at this time, but could - if unsuccessfully implemented, or if they contain undiscovered flaws - materially adversely impact or even effectively eliminate the value of ether, and therefore impact the price of the Shares.” Please update your disclosure regarding recent developments, including the “Dencun” upgrade.

June 18, 2024

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

On March 13, 2024, the Ethereum network underwent a planned fork called “Dencun” implementing a series of EIPs. EIP 4844, which some commentators perceive to be the most significant EIP within the Dencun series, is intended to improve the economics of Layer 2s by reducing transaction fees for Layer 2s who batch transactions executed on the Layer 2s and upload them as a batch (or as a single proof) onto the main Layer 1 Ethereum network. Among other objectives, the Dencun software upgrade was designed to provide Layer 2 scaling solutions a designated storage space on the Layer 1 Ethereum network, called Binary Large Objects (“blobs”), which attach large data chunks to transactions on the Layer 1 Ethereum network and are recorded on its blockchain. The data in blobs become inaccessible on the Layer 1 Ethereum network after a temporary period of time (three weeks), unlike the previous method of storing batched data from Layer 2s on the Layer 1 Ethereum network, which was stored permanently. The cost of accessing the temporary storage in blobs is expected by proponents of the Dencun upgrade to be substantially lower than the cost of storing the data on the Ethereum Layer 1 network permanently, making Layer 2s more cost-efficient to operate and, some commentators hope, making them more attractive as a scaling solution. Immediately following the upgrade, some Layer 2s reportedly experienced reduced transaction fees when batching transactions to the main Layer 1 Ethereum network, which in turn lowered the transaction costs for executing transactions on such Layer 2s, but some believe this also resulted in ether prices (ether being the native asset of the Layer 1 Ethereum network) dropping as well due, in part, to the reduced demand for ether to pay the transaction costs of recording data on the Layer 1 Ethereum network. Decreased ether prices could have an adverse effect on the value of the Shares. Additionally, some Layer 2s, such as Blast, reportedly experienced outages and other disruptions in the aftermath of the Dencun upgrade, which in the case of Blast halted block production on the Blast Layer 2 blockchain for a period of time, though it was reportedly restored afterward. As with any change to software code, planned forks such as Dencun could introduce bugs, coding defects, unanticipated or undiscovered problems, flaws, security risks, problematic incentive structures, or otherwise fail to work as intended or achieve the expected benefits that proponents hope for in the short term or the long term, which could also have an adverse effect on adoption of the Ethereum network and the value of ether, and therefore the Shares.

June 18, 2024

Comment 7 – Risk Factors — Validators may suffer losses due to staking, which could make the Ethereum network less attractive

Please expand this risk factor to also address the risks associated with staking becoming less attractive to validators, including through the types of sanctions the Ethereum network may impose for validator misbehavior or inactivity.

June 18, 2024

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

Validators may suffer losses due to staking, which could make the Ethereum network less attractive.

Validation on the Ethereum network requires ether to be transferred into smart contracts on the underlying blockchain networks not under the Trust’s or anyone else’s control. If the Ethereum network source code or protocol fail to behave as expected, suffer cybersecurity attacks or hacks, experience security issues, or encounter other problems, such assets may be irretrievably lost. The Ethereum network imposes three types of sanctions for validator misbehavior or inactivity, which would result in a portion of their staked ether being destroyed or “burned”: penalties, slashing and inactivity leaks. A validator may face penalties if it fails to take certain actions, such as providing a timely attestation to a block proposed by another validator. Under this scenario, a validator’s staked ether could be burned in an amount equal to the reward to which it would have been entitled for performing the actions. A more severe sanction (i.e., “slashing”) is imposed if a validator commits malicious acts related to the proposal or attestation of blocks with invalid transactions. Slashing can result in the validator having a portion of its staked ether immediately confiscated, withdrawn or burned by the network, resulting in losses to them. After this initial slashing, the validator is queued for forceful removal from the Ethereum network’s validator “pool,” and more of the validator’s stake is burned over a period of approximately 36 days with the exact amount of ether burned and time period determined by the network regardless of whether the validator makes any further slashable errors, at which point the validator is automatically removed from the validator pool. Staked ether may also be burned through a process known as an “inactivity leak,” which is triggered if the Ethereum network has gone too long without finalizing a new block. For a new block to be successfully added to the blockchain, validators that account for at least two-thirds of all staked ether must agree on the validity of a proposed block. This means that if validators representing more than one-third of the total staked ether are offline, no new blocks can be finalized. To prevent this, an inactivity leak causes the ether staked by the inactive validators to gradually “bleed away” until these inactive validators represent less than one-third of the total stake, thereby allowing the remaining active validators to finalize proposed blocks. This provides a further incentive for validators to remain online and continue performing validation activities. Within the post-Merge network, as part of the “activating” and “exiting” processes of staking, staked ether will be inaccessible for a variable period of time determined by a range of factors, including network congestion, resulting in potential inaccessibility during those periods. “Activation” is the funding of a validator to be included in the active set, thereby allowing the validator to participate in the Ethereum network’s proof-of-stake consensus protocol. “Exit” is the request to exit from the active set and no longer participate in the Ethereum network’s proof-of-stake consensus protocol. As part of these “activating” and “exiting” processes of staking on the Ethereum network, any staked ether will be inaccessible for a period of time. The duration of activating and exiting periods are dependent on a range of factors, including network conditions. However, depending on demand, un-staking can take between hours, days or weeks to complete. Furthermore, the Ethereum network requires the payment of base fees and the practice of paying tips is common, and such fees can become significant as the amount and complexity of the transaction grows, depending on the degree of network congestion and the price of ether. Any cybersecurity attacks, security issues, hacks, penalties, slashing events, or other problems could damage validators’ willingness to participate in validation, discourage existing and future validators from serving as such, and adversely impact the Ethereum network’s adoption or the price of ether. Any disruption of validation on the Ethereum network could interfere with network operations and cause the Ethereum network to be less attractive to users and application developers than competing blockchain networks, which could cause the price of ether to decrease. The limited liquidity during the “activation” or “exiting” processes could dissuade potential validators from participating, which could interfere with network operations or security and cause the Ethereum network to be less attractive to users and application developers than competing blockchain networks, which could cause the price of ether to decrease.

June 18, 2024

Comment 8 – Risk Factors — If a malicious actor obtains control of more than 50% of the validating stake

We note your disclosure that if a malicious actor obtains control of more than 50% of the validating stake on the Ethereum network, or otherwise obtains control over the Ethereum network through its influence over core developers or otherwise, such actor could manipulate the Ethereum blockchain, which could adversely affect the value of the Shares or the ability of the Trust to operate. Please also explain how this risk varies by level of concentration. (i.e., 33% vs. 50% vs. 66% of total staked ether). In this regard, we understand that possession of 33% of staked ether is the minimum stake that can be used to execute an attack and that the possession of more than 50% of staked ether enables more extensive attacks, such as transaction censorship and block reordering. In addition, we note your disclosure that “[i]t is believed that certain groups of coordinating or connected ether holders may together have more than 50% of outstanding ether, which if staked and if the users run validators, would permit them to exert authority over the validation of ether transactions.” Please expand your disclosure to discuss the risks of centralization that liquid staking applications, such as Lido, may pose.

Response to Comment 8

Pursuant to the Staff’s comment, the referenced risk factor has been revised as set forth below:

If a malicious actor obtains control of more than 50% of the validating stake on the Ethereum network, or otherwise obtains control over the Ethereum network through its influence over core developers or otherwise, such actor could manipulate the Ethereum blockchain, which could adversely affect the value of the Shares or the ability of the Trust to operate.

June 18, 2024

All networked systems are vulnerable to various kinds of attacks. As with any computer network, the Ethereum network contains certain flaws. For example, the Ethereum network is currently vulnerable to several types of attacks, including:

●	“>33% attack” where, if a validator or group of validators were to gain control of more than 33% of the staked ether, a malicious actor could delay block finality and temporarily reduce the economic security of the blockchain.

●	“>50% attack” where, if a validator or group of validators acting in concert were to gain control of more than 50% of the staked ether, a malicious actor could censor transactions or reorder blocks that have not yet been finalized for their own advantage such as “double-spending” their own tokens or extracting more MEV.

●	“>66% attack” where, if a validator or group of validators acting in concert were to gain control of more than 66% of the staked ether, a malicious actor could reorder finalized blocks allowing for more damaging long-range attacks.

The success of these types of attacks depends on the malicious actors’ ability to gather an enormous amount of ether and other resources, which serves as the primary practical defense of the network. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the validating power on the Ethereum network, it may be able to delay finality, censor transactions, and reorder blocks to benefit itself while harming the network. Although the malicious actor or botnet would not be able to generate new tokens or forge cryptographic signatures using such control, it could “double-spend” its own tokens (i.e., spend the same tokens in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the validating power on the Ethereum network or the Ethereum community did not coordinate an honest minority fork, reversing any changes made to the Ethereum blockchain may not be possible.

June 18, 2024

For example, in August 2020, the Ethereum Classic Network was the target of two double-spend attacks by an unknown actor or actors that gained more than 50% of the processing power of the Ethereum Classic Network. The attack resulted in reorganizations of the Ethereum Classic Blockchain that allowed the attacker or attackers to reverse previously recorded transactions in excess of $5.0 million and $1.0 million.

In addition, in May 2019, the Bitcoin Cash network experienced a 51% attack when two large mining pools reversed a series of transactions in order to stop an unknown miner from taking advantage of a flaw in a recent Bitcoin Cash protocol upgrade. Although this particular attack was arguably benevolent, the fact that such coordinated activity was able to occur may negatively impact perceptions of the Bitcoin Cash network. Although the two attacks described above took place on proof-of-work-based networks, it is possible that a similar attack may occur on the proof-of-stake Ethereum network, which could negatively impact the value of ether and the value of the Shares.

Although there are no known reports of malicious activity on, or control of, the Ethereum network, it is believed that certain groups of coordinating or connected ether holders may together have more than 50% of outstanding ether, which if staked and if the users run validators, would permit them to exert authority over the validation of ether transactions. This risk is heightened if over 50% of the processing power on the network falls within the jurisdiction of a single governmental authority. If network participants, including the core developers and the administrators of validating pools, do not act to ensure greater decentralization of ether, the feasibility of a malicious actor obtaining control of the validating power on the Ethereum network will increase, which may adversely affect the value of the Shares.

June 18, 2024

A malicious actor may also obtain control over the Ethereum network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that users and validators accept amendments to the source code proposed by the controlled core developer, other core developers do not counter such amendments, and such amendments enable the malicious exploitation of the Ethereum network, the risk that a malicious actor may be able to obtain control of the Ethereum network in this manner exists. Moreover, it is possible that a group of ether holders that together control more than 50% of outstanding ether are in fact part of the initial or core developer group, or are otherwise influential members of the Ethereum community. To the extent that the initial or existing core developer groups also control more than 50% of outstanding ether, as some believe, the risk of and arising from this particular group of users obtaining control of the validating power on the Ethereum network will be even greater, and should this materialize, it may adversely affect the value of the Shares.

In addition, pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Risk Factors”:

Liquid staking applications pose centralization concerns.

Validators must deposit 32 ether to activate a unique validator key pair that is used to sign block proposals and attestations on behalf of its stake (i.e., vote on its view of the chain). For every 32 ether deposit that is staked, a unique validator key pair is generated. An application built on the Ethereum network, or a single node operator, can manage many validator key pairs. For example, Lido, an application that provides a so-called “liquid staking” solution which permits holders of ether to deposit them with Lido, which stakes the ether while issuing the holder a transferrable token, is reported by some sources to have or have had up to 275,000 validator key pairs (each representing 32 staked ether) divided across over 30 node operators. At times, Lido has reportedly controlled around or in excess of 33% of the total staked ether on the Ethereum network. While it is widely believed that Lido has little incentive to attempt to interfere with transaction finality or block confirmations using its reported 33% stake, since doing so would likely cause its entire stake to be slashed and thus lost (assuming good actors unaffiliated with Lido controlled the remainder), and also because Lido is believed to not control most of the third party node operators where its ether is staked, and finally since the occurrence of such manipulation of the Ethereum network’s consensus process by Lido or any other actor would likely cause ether to lose substantial value (which would hurt Lido economically), it nevertheless poses centralization concerns. If Lido, or a bad actor with a similar sized stake, were to attempt to interfere with transaction finality or block confirmations, it could negatively affect the use and adoption of the Ethereum network, the value of ether, and thus the value of the Shares.

June 18, 2024

Comment 9 – Risk Factors — Suspension or Rejection of Redemption Orders

You state that the Sponsor may determine to suspend redemptions because of “an unanticipated delay in the liquidation of a position in an over-the-counter contract.” Please describe the circumstances in which the Trust would have a position in an over-the-counter contract. In this regard, we note your disclosure that the Trust conducts subscription and redemption orders solely in cash.

Response to Comment 9

The referenced disclosure has been deleted.

Comment 10 – Material Contracts — Ether Custody Agreement

You state that the Ether Custodian’s maximum liability limit for each cold storage address is $100 million. Please revise to disclose whether or not your agreement with the Ether Custodian limits the size of each storage address to $100 million.

Response to Comment 10

The Ether Custody Agreement does not specify a maximum liability limit of $100 million. Accordingly, the references to such limits have been removed from the Registration Statement.

********

June 18, 2024

Please call me at (312) 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management James Audette, Esq., Chapman and Cutler LLP

Exhibit A

Bitwise Publicly Traded | investors@bitwiseinvestments.com | ETHWETF.com

Bitwise

ETHW Bitwise Ethereum ETF

Why Invest in ETHW?

Ethereum Exposure in an ETP Wrapper: ETHW allows investors to gain low-cost exposure to the price of ether through a professionally managed fund. This may avoid the cost, complexity, and custody concerns of owning ether directly.

A Fund Backed by Crypto Specialists: Bitwise has managed crypto assets on behalf of financial advisors, family offices, and institutions for more than six years. We do one thing only, and that's crypto. In choosing ETHW, investors gain access to a team of crypto experts with the tools, insights, and specialized experience to help them navigate the space with confidence.

Exposure to Real-World Innovation: Today, a majority of the most popular crypto applications—from Decentralized Finance (DeFi) to stablecoins to non-fungible tokens (NFTs)—are built on Ethereum. These applications support millions of users and billions of annual transactions. By investing in ETHW, you gain exposure to one of the preeminent platforms of blockchain technology.

Growth of $10,000 Since Inception

— As of Month XX, 2024

ETHW (NAV)
Ether (ETH)
S&P 500 Index
$20,000
$10,000
$0
DATA PENDING FUND PERFORMANCE
Month 2024
Month 2024
Month 2024

The line graph represents the cumulative performance of a hypothetical $10,000 investment. The returns are net of the Fund's expenses but do not reflect the payment of any brokerage commissions or brokerage costs incurred as a result of buying or selling fund shares and do not reflect the deduction of taxes to which an investor would be subject as a result of owning or selling shares of the Fund. If they did, the returns would be lower than those shown. Fund inception date was Month XX, 2024.

Fund Performance

— As of Month XX, 2024

				ANNUALIZED			
	1MO	3MO	YTD	1YR	3YR	5YR	SINCE INCEPTION[1]
ETHW (NAV)	–	–	–	–	–	–	–
ETHW (MARKET PRICE)	–	–	–	–	–	–	–
ETHER (ETH)[2]	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%
S&P 500 INDEX[3]	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%

(1) Bitwise Ethereum ETF inception date: Month XX, 2024.
(2, 3) Index returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Ether is represented by the CME CF Ether-Dollar Reference Rate - New York Variant (ETHUSD_RR). S&P 500 is represented by the S&P 500 Total Return Index. See glossary for index definitions.

Performance of one year or less is not annualized. NAV and Index performance are calculated based on the official closing values as of 4:00 p.m. ET. Market Price performance reflects the midpoint of the bid-ask spread as of 4:00 p.m. ET, and does not represent the returns an investor would receive if shares were traded at other times. Fund returns are calculated net of expenses. Shares are subject to a 0.20% management fee that includes the custody charges for holding the Fund's assets charged by the custodian, as well as customary fees and expenses of the fund administrator and auditor. For a six-month period commencing on the day the Shares are initially listed on the Exchange, the Sponsor has agreed to waive the entire Sponsor Fee on the first $1 billion of Trust assets.

The performance quoted represents past performance and does not guarantee future results. Short-term performance, in particular, is not a good indication of the Fund's future performance, and an investment should not be made based solely on returns. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-866-880-7228.

Fund Details

— As of Month XX, 2024

TICKER	ETHW
CUSIP	091955104
EXCHANGE	NYSE Arca
INCEPTION DATE	Month XX, 2024
NET MANAGEMENT FEE[4]	XX.XX%[5]
GROSS MANAGEMENT FEE	XX.XX%
AUM[6]	Data pending
SPONSOR	Bitwise Investment Advisers, LLC
DISTRIBUTIONS	N/A

(4) The management fee includes custody charges for holding the Fund's assets charged by the custodian, as well as customary fees and expenses of the fund administrator and auditor.

(5) For a six-month period commencing on the day the Shares are initially listed on the Exchange, the Sponsor has agreed to waive the entire Sponsor Fee on the first $1 billion of Trust assets.

(6) Assets Under Management (AUM) reflect non-GAAP, non-audited estimates by Bitwise Investment Advisors, LLC. Please refer to important disclosures at the end of this document.

Investment Strategy

The Fund's principal investment strategy is to invest directly in ether (ETH). The fund enables investors to gain exposure to the price movement of ether through a traditional investment vehicle while seeking to minimize administrative costs. The Fund's ether is held with one of the world's leading crypto asset custodians.

The Fund is not suitable for all investors. An investment in the Fund is subject to a high degree of risk, has the potential for significant volatility, and could result in significant or complete loss of investment. The Fund is not an investment company registered under the Investment Company Act of 1940 (the "1940 Act"). As a result, shareholders do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act.

Fund Characteristics

— As of Month XX, 2024

BETA	XX.XX[7]
STANDARD DEVIATION	N/A[8]

7 Measured relative to the S&P 500 Index.
8 Not enough history is currently available to calculate standard deviation.

Correlations

— As of Month XX, 2024

	S&P 500	US AGG BOND	GOLD
ETHER (ETH)	XX.XX	XX.XX	XX.XX

Ether is represented by the CME CF Ether-Dollar Reference Rate - New York Variant. See glossary for index definitions. Correlations exclude weekends and market holidays. Past performance is no guarantee of future results.

Glossary

Beta measures the volatility of the Fund price relative to the volatility in the market index; can also be defined as the percent change in the price of the Fund given a 1% change in the market index.

The Bloomberg U.S. Aggregate Bond Index is designed to measure the performance of publicly issued U.S. dollar denominated investment-grade debt.

Correlation measures the degree to which a pair of variables are linearly related.

Gold is represented by the spot gold price with data from Bloomberg.

The S&P 500 TR Index, or Standard & Poor's 500 Total Return Index, is a market-capitalization-weighted index of 500 leading publicly traded companies in the U.S.

Standard Deviation is a statistical measurement measuring return variability.

About Bitwise

Bitwise Asset Management is the largest crypto index fund manager in America. Thousands of financial advisors, family offices, and institutional investors partner with Bitwise to understand and access the opportunities in crypto. For six years, Bitwise has established a track record of excellence managing a broad suite of index and active solutions across ETFs, separately managed accounts, private funds, and hedge fund strategies. Bitwise is known for providing unparalleled client support through expert research and commentary, its nationwide client team of crypto specialists, and its deep access to the crypto ecosystem. The Bitwise team of more than 60 professionals combines expertise in technology and asset management with backgrounds including BlackRock, Millennium, ETF.com, Meta, Google, and the U.S. Attorney's Office. Bitwise is backed by leading institutional investors and has been profiled in Institutional Investor, Barron's, Bloomberg, and The Wall Street Journal. It has offices in San Francisco and New York. For more information, visit www.bitwiseinvestments.com.

Bitwise Asset Management | investors@bitwiseinvestments.com | ETHWETF.com

Bitwise

Risks and Important Information

This material must be preceded or accompanied by a prospectus. Please read the prospectus carefully before investing. To obtain a current prospectus visit ethwetf.com/prospectus.

The Bitwise Ethereum ETF ("ETHW" or the "Fund") is not an investment company registered under the Investment Company Act of 1940 (the "1940 Act"). As a result, shareholders of ETHW do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act.

Shares of ETFs are bought and sold at market price (not NAV) and are not individually redeemed from the Fund. Brokerage commissions will reduce returns. The NAV may not always correspond to the market price of ether and, as a result, Creation Units may be created or redeemed at a value that is different from the market price of the Shares. Authorized Participants' buying and selling activity associated with the creation and redemption of Creation Units may adversely affect an investment in the Shares.

The amount of ether represented by a Share will continue to be reduced during the life of the Fund due to the transfer of the Fund's ether to pay for the Sponsor's management fee, and to pay for litigation expenses or other extraordinary expenses. This dynamic will occur irrespective of whether the trading price of the Shares rises or falls in response to changes in the price of ether.

There is no guarantee or assurance that the Fund's methodology will result in the Fund achieving positive investment returns or outperforming other investment products.

Investors may choose to use the Fund as a means of investing indirectly in ether. Because the value of the Shares is correlated with the value of the ether held by the Fund, it is important to understand the investment attributes of, and the market for, ether.

Ether Risk. There are significant risks and hazards inherent in the ether market that may cause the price of ether to fluctuate widely. The Fund's ether may be subject to loss, damage, theft or restriction on access. Investors considering a purchase of Shares should carefully consider how much of their total assets should be exposed to the ether market, and should fully understand, be willing to assume, and have the financial resources necessary to withstand the risks involved in the Fund's investment strategy.

Liquidity Risk. The market for ether is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Possible illiquid markets may exacerbate losses or increase the variability between the Fund's NAV and its market price. The lack of active trading markets for the Shares may result in losses on investors' investments at the time of disposition of Shares.

Regulatory Risk. Future and current regulations by a U.S. or foreign government or quasi-governmental agency could have an adverse effect on an investment in the Fund.

Blockchain Technology Risk. Certain of the Fund's investments may be subject to the risks associated with investing in blockchain technology. The risks associated with blockchain technology may not fully emerge until the technology is widely used. Blockchain systems could be vulnerable to fraud, particularly if a significant minority of participants colluded to defraud the rest. Because blockchain technology systems may operate across many national boundaries and regulatory jurisdictions, it is possible that blockchain technology may be subject to widespread and inconsistent regulation.

Nondiversification Risk. The Fund is nondiversified and may hold a smaller number of portfolio securities than many other products. To the extent the Fund invests in a relatively small number of issuers, a decline in the market value of a particular security held by the Fund may affect its value more than if it invested in a larger number of issuers.

Recency Risk. The Fund is recently organized, giving prospective investors a limited track record on which to base their investment decision. If the Fund is not profitable, the Fund may terminate and liquidate at a time that is disadvantageous to Shareholders.

Bitwise Investment Advisers, LLC serves as the sponsor of the Fund. Foreside Fund Services, LLC serves as the Marketing Agent for ETHW, and is not affiliated with Bitwise Investment Advisers, LLC, Bitwise, or any of its affiliates.